Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION AS OF

AND FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND FOR THE YEAR ENDED DECEMBER 31, 2021

Unaudited Pro Forma Financial Information

On August 2, 2022, MDxHealth SA (“mdxhealth” or the “Company”) entered into an asset purchase agreement (the “Acquisition”) with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score®) test from Exact Sciences.

Under the terms of the Acquisition, mdxhealth acquired the Oncotype DX GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23. Following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by mdxhealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively.

The following unaudited condensed combined pro forma balance sheet as of June 30, 2022, gives effect to the Acquisition as if it had been completed as of June 30, 2022. The Acquisition was considered to be a business combination accounted for under International Financial Reporting Standards (“IFRS”) purchase method of accounting. Accordingly, the assets acquired, and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated on a preliminary basis to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following unaudited condensed combined pro forma Statements of Operations for the six months ended June 30, 2022, and the year ended December 31, 2021, give effect to the Acquisition as if it had been completed on January 1, 2021.

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information has been developed from, and should be read in conjunction with, the special purpose financial statements and notes thereto of the Oncotype DX Prostate Score® Test (“GPS”) filed herewith as Exhibit 99.1, and the Company’s financial statements and notes thereto for the interim period ended June 30, 2022 filed on Form 6-K on August 26, 2022, as well as with the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on April 25, 2022.

Unaudited Combined Pro Forma Condensed Balance Sheet as of June 30, 2022

U.S. dollars in thousands

As of June 30, 2022	MDxHealth Historical	GPS Historical	Pro-forma transaction accounting adjustments								Pro-forma Combined
ASSETS
Goodwill			26,802	(D)							26,802
Intangible assets	3,104	43,398	806	(D)							47,308
Property, plant and equipment	2,364										2,364
Right-of-use assets	3,168										3,168
Non-current assets	8,636	43,398	27,608		-		-		-		79,642
Inventories	2,089										2,089
Trade receivables	5,036										5,036
Prepaid expenses and other current assets	2,724										2,724
Cash and cash equivalents	40,025		(25,000	)(A)	(3,458	)(E)	34,280	(F)	(10,172	)(G)	35,675
Current assets	49,874	-	(25,000)		(3,458)		34,280		(10,172)		45,524
Total assets	58,510	43,398	2,608		(3,458)		34,280		(10,172)		125,166

EQUITY
Share capital	128,454		5,000	(B)							133,454
Issuance premium	153,177										153,177
Accumulated deficit	(262,406)				(3,458	)(E)	5,034	(F)	(1,032	)(G)	(261,862)
Share-based compensation	10,986										10,986
Foreign currency translation reserves	(449)										(449)
Total equity	29,762	-	5,000		(3,458)		5,034		(1,032)		35,306

LIABILITIES
Deferred tax liability	129										129
Loans and borrowings	3,291						29,246	(F)	(1,993	)(G)	30,544
Lease liabilities	2,454										2,454
Other non-current financial liabilities	1,934		41,006	(C)							42,940
Non-current liabilities	7,808	-	41,006		-		29,246		(1,993)		76,067
Loans and borrowings	7,760								(7,147	)(G)	613
Lease liabilities	870										870
Trade payables	9,836										9,836
Other current liabilities	2,062										2,062
Other current financial liabilities	412										412
Current liabilities	20,940	-	-		-		-		(7,147)		13,793
Total liabilities	28,748	-	41,006		-		29,246		(9,140)		89,860
Total equity and liabilities	58,510	-	46,006		(3,458)		34,280		(10,172)		125,166

Unaudited Combined Pro Forma Statement of Operations for the year ended December 31, 2021 and for the six month ended June 30, 2022

U.S. dollars in thousands

For the year ended December 31, 2021	MDxHealth Historical	GPS Historical	Pro-forma transaction accounting adjustments				Pro-forma Combined
Services	21,937	37,464					59,401
Licenses	250						250
Royalties and other revenues	52						52
Revenues	22,239	37,464	-		-		59,703
Cost of goods & services sold	(11,675)	(8,084)					(19,759)
Gross Profit	10,564	29,380	-		-		39,944
Research and development expenses	(6,673)	(2,295)					(8,968)
Selling and marketing expenses	(17,744)	(31,077)					(48,821)
General and administrative expenses	(14,149)		(3,458	)(E)			(17,607)
Amortization		(5,900)			2,953	(H)	(2,947)
Other operating income, net	1,161		-				1,161
Operating loss	(26,841)	(9,892)	(3,458)		2,953		(37,238)
Financial income	11						11
Financial expenses	(2,172)		(1,032	)(G)	(3,411	)(I)	(6,615)
Loss before income tax	(29,002)	(9,892)	(4,490)		(458)		(43,842)
Income tax	-						-
Loss for the period	(29,002)	(9,892)	(4,490)		(458)		(43,842)

Loss for the period attributable to the parent	(29,002)	(9,892)	(4,490)		(458)		(43,842)

Loss per share attributable to parent in USD
Basic and diluted	(0.24)						(0.34)

Weighted-average shares outstanding	121,935,741		6,911,710	(J)	6,911,710	(J)	128,847,451

For the six months ended June 30, 2022	MDxHealth Historical	GPS Historical	Pro-forma transaction accounting adjustments		Pro-forma Combined
Services	12,975	18,513			31,488
Licenses	-				-
Royalties and other revenues	34				34
Revenues	13,009	18,513			31,522
Cost of goods & services sold	(7,237)	(4,702)			(11,939)
Gross Profit	5,772	13,811			19,583
Research and development expenses	(3,585)	(1,104)			(4,689)
Selling and marketing expenses	(9,848)	(15,512)			(25,360)
General and administrative expenses	(9,636)				(9,636)
Amortization		(2,950)	1,477	(H)	(1,473)
Other operating income, net	274		-		274
Operating loss	(17,023)	(5,755)	1,477		(21,301)
Financial income	27				27
Financial expenses	(1,107)		(1,823	)(I)	(2,930)
Loss before income tax	(18,103)	(5,755)	(346)		(24,204)
Income tax	(1)				(1)
Loss for the period	(18,104)	(5,755)	(346)		(24,205)

Loss for the period attributable to the parent	(18,104)	(5,755)	(346)		(24,205)

Loss per share attributable to parent in USD
Basic and diluted	(0.12)				(0.15)

Weighted-average shares outstanding	155,969,226		6,911,710	(J)	162,880,936

1. Basis of Presentation

On August 2, 2022, MDxHealth SA (“mdxhealth” or the “Company”) entered into an asset purchase agreement (the “Acquisition”) with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score®) test from Exact Sciences.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Acquisition as if it had occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021, and for the six months ended June 30, 2022, are presented as if the Acquisition had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, based on the historical financial statements of mdxhealth and the special purpose financial statements of the Oncotype DX Prostate Score® Test.

2. Preliminary Purchase Price Allocation

The Acquisition was accounted for under the purchase method of accounting and is being treated as a business combination in accordance with IFRS. The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation. The Company expects to finalize the purchase price allocation within the context of its 2022 yearend reporting.

The acquisition consideration was comprised of (in thousands):

Cash	$25,000
Stock	5,000
Contingent consideration (1)	41,006
Total acquisition consideration	$71,006

(1)	Following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by mdxhealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. On a preliminary basis the contingent consideration has been assessed at $41 million. The liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition which is expected to become payable Future fair value adjustments to this contingent consideration liability will be recognized in the statement of profit or loss, after finalization of the purchase price allocation.

On a preliminary basis, and until the purchase price allocation has been finalized, the purchase price in excess of the fair value of net assets acquired (refer to adjustment (d) in Note 3, Pro Forma Transaction Accounting Adjustments), has been considered as residual Goodwill. Goodwill will not be amortized but will be tested for impairment at least annually or whenever certain indicators of impairment are present. If, in the future, it is determined that goodwill is impaired, an impairment charge would be recorded at that time. Should the final purchase price allocation result in additional intangible assets to be recognized, Goodwill will be decreased accordingly, and amortization charges will be applied to the intangible assets.

3. Pro Forma Transaction Accounting Adjustments

For the purpose of the pro-forma combined financial information, the Company considers the valuation of the intangible assets as preliminary value. The final purchase price allocation might result in material changes to recognized intangibles assets and its related useful lives, which in that case could also result in a change in amortization charges on these intangible assets, recognized contingent consideration liability, related deferred tax impacts on the purchase price allocation, and the residual goodwill amount.

(A)	To record the cash paid for assets acquired in the Acquisition
(B)	To record the issuance of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23 as part of the Acquisition
(C)	To record contingent consideration of the net present value of expected future earnout payments (as described in Note 2, Preliminary Purchase Price Allocation)

(D)	To record purchase price in excess of fair value of net assets acquired, based on a preliminary purchase price allocation:

Cash	$25,000
Stock	5,000
Contingent consideration	41,006
Total acquisition consideration	$71,006

Net book value as of June 30, 2022 in the special purpose financial statements of the Oncotype DX Prostate Score® Test	43,398
Fair value adjustment to the net book value of the intangible asset, based on preliminary purchase price allocation	806
Goodwill	$26,802

(E)	To record costs associated with the Acquisition
(F)	To record the debt facility with Innovatus associated with the Acquisition. The Innovatus debt facility is considered a compound financial instrument whereby the equity-residual component is recognized in equity, and the liability component is recognized at amortized cost applying the effective interest rate method
(G)	To record the extinguishment of the Kreos Capital debt facility, replaced by the new debt facility with Innovatus
(H)	To adjust estimated amortization charges of the intangible asset resulting from preliminary fair value assessment, with an estimated remaining useful life of 15 years

(I)	To adjust financial expenses associated with the Innovatus debt facility. The Innovatus debt facility accrues interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. A change in the effective interest rate of 0.125% would result in an annual change in interest charges of approximately $95,000.

(J)	To reflect the issuance of shares as part of the Acquisition

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